Lang Michener LLP BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57330-2
Web site: www.langmichener.com

Direct Line: (604) 691-7420
Direct Fax Line: (604) 893-2391
E-Mail: swong@lmls.com

April 8, 2005	BY COURIER

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0405

Attention: Ms. Susan Min

Dear Ms. Min:

Evolving Gold Corp. - Amendment #3 to Form 20-F Filed April 7, 2005
Your File No. 0-50953

We are counsel for Evolving Gold Corp. (the “Company” or “Evolving Gold”). We would appreciate your directing all future correspondence to the address above to my attention. A.B. Korelin & Associates is no longer involved with respect to the captioned matter and you need not copy them on any further correspondence.

We write on behalf of the Company in response to Staff’s letter of March 23, 2005 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director of Division of Company Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F filing.

In response to Staff’s comments, the Company has filed with the Commission an Amendment No. 3 to the Form 20-F Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (the “Form 20-F/A-3”) . We enclose with this letter three copies of the Form 20-F/A-3, plus three red-lined copies that have been red-lined to show the changes from the Amendment No. 2 to the Form 20-F (the “Form 20F/A-2”).

In addition to the revisions to Form 20-F/A-2, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 20-F/A-3.

GENERAL

1.           Please revise the information in the capitalization table as of a date within 60-days of the filing date. See Item 3(B) of Form 20-F.

In response to Staff’s comment, the Company has updated the information in the capitalization table as of February 28, 2005, which is within 60-days of the filing date April 7, 2005.

FORWARD-LOOKING STATEMENTS, PAGE 3

2.           We note your response to comment 2. Please delete the second sentence in the second paragraph.

In response to Staff’s comment, the Company has deleted the second sentence in the second paragraph.

TAXATION

3.           Revise the first sentence to clarify whether the discussion which follows is based upon, or represents, the opinion of Kempisty & Company. If the latter, also provide this report in your exhibit.

In response to Staff’s comment, the Company has revised the first sentence to clarify that the discussion is based upon the opinion of Kempisty & Company.

4.           Replace the language stating investors “should consult” with their own tax advisor with language suggesting or encouraging them to do so.

In response to Staff’s comment, the Company has revised the language to state “we strongly urge and encourage holders and prospective holders of common shares of the Company to consult their own tax advisors...”.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7420.

Yours truly,

/s/ Sharon Wong
Sharon Wong
for Lang Michener LLP

SW/cxm

cc:       Lawrence Dick, President and CEO, Evolving Gold Corp.
            Warren McIntyre, CFO and Corporate Secretary, Evolving Gold Corp.